BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

February 11, 2011

VIA EDGAR

Craig D. Wilson

Megan Akst

Courney Haseley

Matthew Crispino

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

OUR FILE NUMBER 0642360-0001 WRITER’S DIRECT DIAL (650) 473-2613 WRITER’S E-MAIL ADDRESS psieben@omm.com

Re:	Overland Storage, Inc.

Form 10-K and 10-K/A for Fiscal Year Ended June 27, 2010

Filed September 24, 2010 and October 25, 2010, respectively

File No. 000-22071

Ladies and Gentlemen:

On behalf of Overland Storage, Inc. (the “Company”), set forth below are the Company’s responses to your comment letter dated January 13, 2011 (the “Comment Letter”) with respect to the above-referenced Form 10-K (the “Form 10-K”) and Form 10-K/A (the “Form 10-K/A”) for the fiscal year ended June 27, 2010, as filed with the Securities and Exchange Commission (the “Commission”) on September 24, 2010 and October 25, 2010, respectively. As previously discussed with the Staff, the address to which the Comment Letter was initially sent was incorrect and, therefore, the Company did not receive the Comment Letter until it was faxed by the Commission’s staff (the “Staff”) on February 2, 2011.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 10-K or Form 10-K/A, as applicable.

Barbara C. Jacobs, February 11, 2011 - Page 2

The Company responds to the Comment Letter as follows:

Form 10-K Filed September 24, 2010

Item 1. Business

Proprietary Rights, page 9

1.	We note your general disclosure regarding the Company’s outstanding patents, including that such patents have a twenty year term. However, it is not apparent from your disclosure when your patents will begin to expire. Please advise what consideration you gave to disclosing this aspect of the duration of such patents in accordance with Item 101(h)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that patents which are material to the business of the Company will begin to expire in November 2015. The Company confirms to the Staff that it will disclose in future filings the expiration dates of patents which are material to the business of the Company in accordance with Item 101(h)(vii) of Regulation S-K.

Item 9A(T) Controls and Procedures

Internal Controls over financial Reporting, page 39

2.	You state that management’s report on internal control over financial reporting “shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any of our filings, whether made before or after the date hereof, regardless of any general incorporation language in such filing.” The foregoing statement appears to have been made in reliance on Item 308T of Regulation S-K. However, please be advised that Item 308T was not available to the company in connection with this filing, as such section was only a special temporary section that applied to certain registrants whose fiscal year ended prior to June 15, 2010. We note that the Company’s filing relates to the fiscal year ended June 27, 2010. Accordingly, please advise as to the basis for your inclusion of the above-quoted language. Refer to SEC Release No. 33-9142, including footnote 15 thereto. Also, please supplementally confirm that in future filings you will refer to Item 9A of Form 10-K, rather than Item 9A(T).

The Staff’s comment is noted. The Company respectfully advises the Staff that it inadvertently included the foregoing statement in the Form 10-K due to its historical reliance on Item 308T of Regulation S-K and it will delete the foregoing statement from future filings. In addition, the Company supplementally confirms to the Staff that in future filings it will refer to Item 9A of Form 10-K rather than Item 9A(T).

Note 1. Operations and Summary of Significant Accounting Policies, page 53 and Liquidity and Capital Resources, page 35

General, page 53

3.

Your disclosures on page 36 and 53 of the filing state that cash on hand “will be sufficient to allow [you] to continue operations at current levels through the end of calendar 2010” (i.e., December 31, 2010). FRC 607.02 states that a viable plan should enable the issuer to remain viable for at least the 12 months following the date of the financial statements being

Barbara C. Jacobs, February 11, 2011 - Page 3

reported on (i.e., June 27, 2011), as a result, clarify whether management has projected cash on hand to be sufficient through June 27, 2010 [sic]. In addition, tell us how your current disclosures comply with FRC 607.02 and paragraph 10 of PCAOB Interim Auditing Standards AU Section 341 to provide a prominent disclosure of the principal conditions and financial problems that raise the question about the Company’s ability to continue in existence, the possible effects of such conditions, and management’s evaluation of the significance of those conditions and any mitigating factors.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that its disclosures comply with FRC 607.02 and paragraph 10 of PCAOB Interim Auditing Standards AU Section 341. The Company has provided prominent disclosure of the principal conditions and financial problems that raise the question about the Company’s ability to continue in existence, the possible effects of such conditions, and management’s evaluation of the significance of those conditions and any mitigating factors in the first two risk factors in the Form 10-K beginning on page 9, in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in the Form 10-K beginning on page 36 and in Note 1 to the Financial Statements. In addition, the Company has disclosed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-K its limited access to available funding and the need to raise additional funding through equity or debt financings. The Company has also disclosed the actions that would be taken if additional funding is not secured, including reducing spending, extending repayment terms with suppliers or curtailing current programs. Nevertheless, the Company acknowledges to the Staff that it believes that its disclosure could have been more clear that the length of time to continue operations disclosed in the Form 10-K was under current operating levels and that the Company’s ability to modify operations to operate at reduced levels would allow it to continue operations for the next 12 months and beyond. The Company confirms to the Staff that it will disclose in future filings, to the extent applicable under the circumstances at the time, a statement to the effect that management has projected that cash on hand, along with funding available under non-OEM accounts receivable financing agreements, will be sufficient to allow the Company to continue operations at current levels or at reduced levels, as necessary, to continue operations for the next 12 months.

Form 10-K/A Filed October 25, 2010

Item 10. Directors, Executive Officers and Corporate Governance

Biographical Information of Directors, page 2

4.	Please advise what consideration you gave to discussing each director’s specific skills or experience that led to the conclusion that such person should serve as a director given the company’s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

The Staff’s comment is noted. The Company respectfully advises the Staff that it believes that the biographical information provided for each director provides sufficient information for the reader to identify the specific skills or experience that led to the conclusion that such person should serve as a director given the Company’s business and structure. However, the Company has reviewed Item 401(e)(1) of Regulation S-K and confirms to the Staff that it will briefly discuss in future filings the specific skills or experience that led to the conclusion that each person serving as a director, or nominated to serve as a director, should serve as a director given the Company’s business and structure.

Barbara C. Jacobs, February 11, 2011 - Page 4

Item 11. Executive Compensation

Summary Compensation Table for Fiscal Year 2010, page 5

5.	In your response letter, please provide more information about the bonus received by Ms. Mansolf in fiscal 2010. For example, please tell us the maximum bonus she was eligible to receive and describe the financial and/or management objectives on which the bonus award was based. Refer to Item 402(o) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that the bonus for Ms. Mansolf in fiscal 2010 was based on a general range established by the Compensation Committee of the Board of Directors (the “Committee”) for executive officers and was recommended by the Chief Executive Officer. The recommendation to award Ms. Mansolf a bonus within the general range established by the Committee was based on the achievement of certain project-related objectives, such as updating the Company’s website, and other intangible objectives.

****

If you have any questions or wish to discuss any matters with respect to this letter, the Form 10-K or the Form 10-K/A, please do not hesitate to contact me by telephone at (650) 473-2613 or by email at psieben@omm.com. You can also contact Todd Hamblet by telephone at (415) 984-8823 or by email at thamblet@omm.com.

Sincerely,

/s/ O’Melveny & Myers LLP

Paul L. Sieben of
O’MELVENY & MYERS LLP

cc:	Mr. Eric L. Kelly

Mr. Kurt L. Kalbfleisch

(Overland Storage, Inc.)

Todd A. Hamblet, Esq.

(O’Melveny & Myers LLP)

Barbara C. Jacobs, February 11, 2011 - Page 5

Certificate of Overland Storage, Inc.

The undersigned, Eric L. Kelly, President and Chief Executive Officer of Overland Storage, Inc. (the “Company”), hereby represents to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on behalf of the Company as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In witness whereof, the undersigned has caused this Certificate of Overland Storage, Inc. to be signed on behalf of the Company on the 11th day of February, 2011.

Overland Storage, Inc.

By:	/s/ Eric L. Kelly
Name:	Eric L. Kelly
Title:	President and Chief Executive Officer